EXHIBIT 99.7

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ENACTED PURSUANT TO

SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

Performance Sports Group Ltd. (the “Company”) is filing with the U.S. Securities and Exchange Commission on the date hereof, its annual report on Form 40-F for the fiscal year ended May 31, 2014 (the “Report”).

I, Amir Rosenthal, Executive Vice President, Finance & Administration, Chief Financial Officer and Treasurer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that:

(i) the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ Amir Rosenthal

Name:	Amir Rosenthal

Title:	Executive Vice President, Finance & Administration, Chief Financial Officer and Treasurer

Date: August 27, 2014